JST



Jinpan International Limited
2012 Annual Report

SAFE HARBOR STATEMENT

SAFE HARBOR STATEMENT

This Annual Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks and uncertainties or other factors not under our control, which may cause our actual results, performance or achievements to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

- our ability to successfully implement our business strategy;
- the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;
- the effects of rapid technological changes and vigorous competition in the markets in which we operate;
- the effects of changes in competition and the pricing environments in the countries in which we operate;
- uncertainties about the future growth in electricity consumption and infrastructure;
- other factors or trends affecting the industry generally and our financial condition in particular;
- the effects of the higher degree of regulation in the markets in which we operate;
- the effects of additional or higher taxes in the countries in which we operate;
- general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities;
- the monetary and interest rate policies of the countries in which we operate;
- exchange rates; and
- other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2012 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

A Letter from our CEO

August 30th, 2013

Dear Fellow Shareholders:

We faced challenging market conditions in 2012. Annual sales in 2012 reached US$ 210.5 million, a decrease of 3.8% from 2011 levels. Net income in 2012 reached US$ 14.1 million, a decrease of 41.1% from 2011 levels. Lower sales and net income in 2012 were driven by aggressive price competition in China and a decline in shipments of transformers for wind power applications to our largest OEM customer during the second half of the year.

Meanwhile, 2012 was also a year of investment for us, as we maintained our focus on building a foundation for sustainable long-term growth. The challenging market conditions we faced in 2012 provided further impetus for disciplined execution of our multi-pronged growth strategy. Our growth strategy is centered on upgrading our manufacturing capabilities, enriching our product offerings, growing our OEM customer base, and focusing on new market opportunities in China. I am pleased to report that we have made progress on each aspect of our growth strategy.



• In early 2012, we began construction of a new cast resin transformer manufacturing facility in Guilin, Guangxi, China. We completed construction of the facility in January 2013 and commenced formal production at the facility at the end of March 2013. The new Guilin facility has significantly increased our manufacturing capacity. More importantly, by streamlining operations and increasing automation, this state of the art manufacturing facility greatly enhances our production efficiency. Given the scale and efficiency of the Guilin facility, we expect to realize cost savings of between 5% to 10% on our standard cast resin transformers. With the Guilin facility operational, we believe we are positioned to for further success in the market place.

• In 2012, we continued efforts to enrich our product offering, developing products that will satisfy stringent customer requirements and contribute attractive profit margins to us. One notable success is the introduction of cast resin transformers that employs fill material that not only provides improved insulation for superior performance, but also makes the manufacture of the transformer greener, safer, and more cost effective. We plan to ramp up production of this type of transformer at the Guilin facility. A second notable success is our development of a new model cast resin transformer for our largest OEM customer's next generation wind turbine platform. Our successful qualification of this new model transformer at the end of 2012 met an important customer need.



• We continued to focus on expanding our international OEM business and broadening our global reach. In 2011 and 2012, we submitted prototype transformers for wind turbines for independent testing in accordance with the requirements of a Europe-based wind turbine manufacturer. We have met this OEM customer's rigorous requirements. In 2013, we successfully qualified as a supplier for cast resin transformers for use by OEM on certain models of wind turbines for the Chinese market. We are progressing with qualification as a supplier for cast resin transformers for use by OEM on certain models of wind turbines for international markets. We expect business with this new OEM to ramp up gradually as we integrate into the customer's supply chain. Counting this new OEM customer, to date, we have successfully qualified as supplier to four international OEM customers. In addition, we are progressing with the qualification process to become a supplier to two other OEM customers.

• Finally, we continue to pursue new market opportunities in China. We sell to a wide range of industries in both the public and private sectors. With the Guilin facility operational, we believe that we are currently the largest manufacturer of medium voltage cast resin transformers in China in terms of capacity. We have the scale, technical capability, and cost structure to effectively compete and capitalize on the growth of China's power distribution market.





While market conditions in China remain competitive in 2013, the pricing of our products has stabilized, and our largest OEM customer has resumed normalized purchasing activity after we successfully qualified a transformer for their next generation wind power platform. Given these positive trends, we expect healthy revenue growth in 2013. In 2012, we laid a solid foundation to support future growth and provide resilience against future market turbulence. We are grateful for your support during challenging times and invite you to continue with us on the path to growth.

Sincerely,



Zhiyuan Li

Chairman of the Board and Chief Executive Officer
Jinpan International Limited


龍馬精神

Our Business



Jinpan International Limited (the "Company", "JST", "we", "us". and "our") designs, manufactures and markets equipment for the distribution of electricity. Our founders developed some of the first cast resin transformers in China in the 1980s and established the Company in 1993. The Company has since grown to become a leader in China's cast resin transformer industry.

For twenty years, we have built a widely recognized brand based on excellent product quality, attentive customer service, and efficient manufacturing. We leverage our engineering capabilities to design and to manufacture high end, customized electric control and distribution equipment, much of which is used for demanding industrial applications and mission critical infrastructure projects.

We manufacture cast resin transformers for a wide range of infrastructural and industrial applications. In addition to cast resin transformers, we also produce VPI (Vacuum Pressure Impregnated) transformers and reactors, and switchgears. We also provide integrated product solutions such as unit substations, which integrate LV/HV switchgear and cast resin transformer into a single space saving, weather resistant enclosure.

Our primary geographic market is China where we supply power distribution equipment to a wide range of infrastructure projects and industries, both public and private. With 38 sales offices across the country, we employ a direct sales and service strategy in China. Our international business has steadily grown over the years. While we conduct direct sales from our facility in Carlstadt, New Jersey, most of our international business is derived from sales to well known original equipment manufacturers (OEMs). Our international strategy is to leverage the scale and reach of OEMs to penetrate overseas markets. In 2012, our total sales revenue reached US$ 210.5 million, of which China sales accounted for US$ 184.8 million and international sales accounted for US$ 25.7 million.



As a consequence of our sales strategy, our China sales revenue is derived from a fairly diversified customer base and most of our international sales come from sales to a handful of OEM customers. Presently, most of our international business comes from sales to one large OEM customer of power distribution equipment for wind turbine systems. Our portfolio of wind energy products in 2012 was comprised of cast resin transformers and VPI reactors for wind turbine platforms.

Revenue from the sale of our wind energy products can fluctuate with broader market demand for wind turbines and also customer specific issues. For example, revenue from the sale of wind energy products was US$ 24.8 million in 2012, down from US$ 36.6 million in 2011. We received fewer than expected orders for cast resin transformers from our largest OEM customer in the second half of 2012, because the OEM customer was introducing a new wind turbine platform. To qualify as a supplier to the new platform, we had to submit new prototypes compatible with the new platform. In the fourth quarter of 2012, the OEM customer approved our prototypes and qualified us as a supplier of cast resin transformers to its new platform. We received significant orders of cast resin transformers from this customer in the first quarter of 2013. Given the large potential market for power distribution equipment worldwide, we are actively working to build a more diversified and resilient OEM customer base.



Our Products

1. Cast Resin Transformers



We manufacture medium voltage cast resin transformers for a variety of end uses and applications, including large industrial, infrastructure and municipal projects such as factories, real estate developments, airports and subway systems. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. We manufacture a range of cast resin transformers distinguished by application and power transforming capabilities. JST's cast resin transformers use a proven design concept, employing both non-filled and filled, fiber reinforced epoxy resin and a core cruciform construction with mitered step lap. Our cast resin transformers are UL, CE, and CCC certified, meet the technical standards for most major world markets, and are used in many mission critical public infrastructure projects and industrial applications. In addition to standard distribution transformers, we offer custom designed transformers for a wide range of applications, including power transformers, excitation rectifier transformers, traction rectifier transformers, frequency rectifier transformers, isolation transformers, and wind energy transformers.

2. VPI Transformers and Reactors



VPI reactors are components of inverters and converters. They limit currents, filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output. VPI transformers raise and lower voltage. Our VPI transformers can serve as stand-alone units for power distribution and also as component for inverters and converters.

We manufacture VPI transformers and reactors for high efficiency industrial and alternative energy applications. We have the engineering capability to design and to manufacture VPI transformers and reactors that suit our customers' specific needs. Presently, we manufacture VPI transformers and reactors customized for a range of infrastructural and industrial applications, including VPI products that supply electricity to wind power converters, photo voltaic inverters, uninterrupted power supplies, variable frequency control drives, traction rectifier systems, and for ship board use. Our VPI transformers and reactors are characterized by class H insulation, low loss levels, strong overload handling capacity, low flammability, low noise levels, compact size, and easy installation.

Our Products

3. Switchgears



Switchgears control the flow of electricity to and from electrical equipment. We manufacture both conventional and gas insulated switchgears. Our switchgears use a combination of electrical disconnects, fuses, and circuit breakers to isolate electrical equipment. We offer a range of switchgear products for general power distribution and for specialized infrastructural and industrial applications. Because each transformer is paired with high voltage and low voltage switchgear, we can offer a packaged solution to our customers. We licensed some of our switchgear manufacturing technology from Schneider Electric and also developed our own technology. In 2012, we continue add to our line of gas insulated switchgears, which are well suited for wind and rail applications that require switchgears to be compact, easy to maintain, and resistant to environmental variables.

4. Unit Substations

Unit substations are integrated assemblies comprised of high and low switchgear, transformer, power meter and a power factor compensation device all interconnected with cables or buss bars and housed in a compact enclosure. Our unit substation decreases voltage supplied by the medium voltage distribution grid (e.g. 6kV, 10KV, or 35KV) into voltage values suitable for the application (e.g. 400V – 690V). We supply unit substations suitable for a range of infrastructural and industrial applications where the transformer is installed outdoors and exposed to the elements. With its metal enclosure, our unit substations can withstand severe environmental conditions and thus be widely used in commercial and residential developments, wind farms, and other areas that require electric power.



Our Facilities



We have four large-scale manufacturing facilities in China located in the cities of Haikou, Wuhan, Shanghai, and Guilin, respectively. We also have a facility for limited scale manufacturing, product testing, and storage in the United States located in Carlstadt, New Jersey.

New Jersey

Located at 390 Veterans Blvd, Carlstadt, New Jersey, our facility is approximately 53,000 square feet (including building and land). We purchased the facility in October 2009. The New Jersey facility serves as the administrative headquarters for our U.S. subsidiary, Jinpan International USA Ltd. The facility supports the limited scale manufacture and assembly of our cast resin transformers on a project-by-project basis. It also provides a platform for the testing, service, and storage of our products. This facility enables us to better support our North American customer base.


JST

Wuhan



Our Wuhan facility is located at No. 90 Nanhu Ave., Dong Hu High Tech Development Zone, Wuhan, Hubei Province, China. Our Wuhan facility produces cast resin transformers. In February 2007, we acquired approximately 22,000 square meters of land in Wuhan to build the Wuhan manufacturing facility. Construction on the Wuhan facility began in early 2007 and was completed in May 2008.

Guilin

Our Guilin Facility is located at No.1 Lanhui Road, Tieshan Industrial Park, National High-Tech Zone, Guilin, Guangxi, China. We acquired land for this manufacturing facility by acquiring Guilin Jun Tai Fu Construction and Development Co. Ltd., the primary assets of which is land use rights to approximately 154,000 square meters (38 acres) zone for industrial development in Guilin Guangxi province. We acquired land in Guilin to build a large scale manufacturing facility in southwestern China. In early 2012, we began construction of factory buildings, administrative buildings, and employee dormitories in Guilin. We completed construction in January 2013. Formal production of cast resin transformers at the Guilin facility began at the end of March 2013. We plan to gradually ramp up production at the Guilin facility over the next two to three year period. Our target for cast resin transformers production in Guilin for 2013 is 2 to 3 million KVA. In addition to cast resin transformers, we plan to manufacture switchgears and unit substations at Guilin.



Shanghai

Our Shanghai facility is located at No. 999 Huijin Road, QingPu Industrial Park, QingPu District, Shanghai, China. Our Shanghai facility produces VPI transformers, VPI reactors, and gas insulated switchgears. In June 2008, we acquired land and buildings for a manufacturing facility near Shanghai. The site covers an area of approximately 71,000 square meters. The Shanghai facility began production in late 2009. Subsequent expansion of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity and the introduction of new products.



Haikou



Our headquarters, administrative and manufacturing facilities are located at No. 100 Nanhai Avenue, Haikou, Hainan Province, China. Our Haikou facility is our primary manufacturing and R&D facility. It produces cast resin transformers, switchgears, and unit substations. The Company established this facility in 1993 and has gradually expanded the size and capacity of this facility to meet increasing demand. In 2011, we leased additional factory space and installed more manufacturing equipment in Haikou to expand capacity to meet anticipated demand. In 2013, we terminated some these lease, reduced the scale of the Haikou facility, and moved equipment and some production of standard cast resin transformers to the newly completed Guilin facility to take advantage of efficiencies from scale and automation.









Our Engineering and R&D Capabilities



We have a team of approximately 170 engineers and technicians at the end of 2012. Our engineers use state-of-art CAD tools to render 3D models and 2D projections, vary design constraints, and collaborate on a common platform. We also developed our own proprietary software that incorporates a design database built up over the years. This software enables our engineers to leverage years of accumulated knowledge and know how to solve new problems.

In 2012, we continued to add depth to our product portfolio and expanded offerings within our core product categories. We believe that our R&D strategy of developing new products and new applications for our products will enable us to address a broader market and sustain our profit margins. R&D projects in 2012 included the following:

- Water cooled dry type transformer and enclosure for marine applications – We developed a 4750 KVA prototype unit that passed the customer's factory acceptance tests, short circuit tests conducted by China STI, and received DNV certification.

- Three-Phase Three Column Amorphous Alloy Transformer – We developed a 1000KVA and 630KV three phase three column amorphous alloy transformer.

- SCOTT Transformer – We successfully developed a 10Kv 1200KVA prototype and delivered to the customer.

- Onshore and Offshore Wind Turbine Transformer – We developed a transformer for 2MW 35KV wind turbine transformer that passed KEMA and IABG tests and secured the customer's approval.

- Triangular Three Dimensional Core Transformer – We developed a 10KV 315KVA prototype transformer and verified the performance of laminated three-dimensional triangular core dry-type transformer.

- Cast Resin Multi-pulse Phase Shift Rectifier Transformer for Wind Turbine Platforms– We developed a 3200KVA multi-pulse phase shift rectifier transformer for wind power applications. This transformer has a longer service life and can better withstand humid, filthy, and harsh environments than non-cast resin alternatives.





- C Class Multi-Pulse Rectifier Transformer – We developed a high capacity C Class transformer for a customer's converters.

- High Efficiency Reactor for 630KW Solar Energy Power System – We developed a high efficiency reactor for 630 KW solar energy power system.

- Tubular Water Cooled Reactor - This product is developed for converters for wind and solar power systems. Tubular water cooled reactors use new heat dissipation technology and developed at a fast pace in China.

- Plate Type Water Cooled Reactor – This product is developed for converters for wind and solar power systems. Plate type water cooled reactors are widely used in China.

- 40.5KV Gas-Insulated RMU Serial Scheme Development

- 12/24 KV Gas Insulated RMU type test of IAC

- Prefabricated Substation for Photovoltaic Power Generation – We developed a 40.5KV 1250KVA prefabricated substation for photovoltaic power generation that passed tests conducted by China National Center for Quality Supervision.

- Miniature Indoor Prefabricated Substation – We developed a 12kV 630KVA miniature indoor prefabricated substation that passed tests conducted by China National Center for Quality Supervision.

- Arc Suppression Coil Grounding Device – We developed a XHJTZ-315/10.5 arc suppression coil grounding device that passed tests conducted by quality inspection centers.

- KYN-40.5KV Withdrawable Metal Clad AC Switchgear – We developed a withdrawable metal clad AC switchgear that passed tests conducted by China National Center for Quality Supervision. This product monitors, controls, and protects electrical circuits and is mainly used in 40.5KV and three phase AC 50HZ power distribution systems.

- KYN28A-24KV Withdrawable Metal Clad AC Switchgear - We developed a withdrawable metal clad AC switchgear that passed tests conducted by China National Center for Quality Supervision. This product monitors, controls, and protects electrical circuits and is mainly used in 24KV and three phase AC 50HZ power distribution systems.

- Research and development of energy saving, fire retardant filler cast resin transformer.

In 2013, we aim to expand our core product offerings and to explore new product categories. Some of our current initiatives include:

- Transformer Substation for Wind Turbine Platforms – We are developing an enclosed transformer substation for wind turbine platforms that integrates our gas insulated switchgear, multi-pulse phase shift rectifier transformer, and cooling system and that can operate in demanding offshore environments.

- +/-1 Mvar Static Var Generator - This product would improve the power factor of power systems and reduce line loss.

- High Voltage Frequency Convertor - This product employs vector control technology to control high voltage electric motors









Our Manufacturing and Management Capabilities

Our reputation as a reliable, efficient manufacturer of high quality power distribution products is founded on adherence to scientific management principles. We strictly implement international quality, environmental, and work health and safety standards, which enable us to manufacture our products efficiently and on a large scale.

Our manufacturing facilities in China are certified to meet ISO 9001, ISO14001, and OHSAS 18001 standards. We also made substantial investments in computerized management systems. All of our manufacturing facilities in China run on SAP's Enterprise Resource Planning System, which combines management, inventory and cost control information on one integrated platform.

Each of our facilities in China specializes in the manufacture of one or several product lines. Our Haikou facility manufactures cast resin transformers, switchgears, and unit substations. Our Wuhan facility manufactures cast resin transformers. Our Shanghai facility manufactures VPI transformers and reactors and gas insulated switchgears. Our Guilin facilities manufactures cast resin transformers. We are also in the process of transferring production of switchgears and unit substations from our Haikou facility to Guilin facility. We measure the production capacity for cast resin transformers in Kilovolt Amperes (KVA) and production capacity for unit substations, VPI transformers and reactors, and switchgears in units. Our current estimates for the maximum annual production capacity in 2013 for each of our China manufacturing facilities are as follows (unless capacity adjustments are made, actual annual production is less than the maximum production capacity):

Facility	Cast Resin Transformer (KVA)	VPI Transformer and Reactors (Units)	Switchgears and Unit Substations (Units)
Haikou	6 million KVA	-	3000 Units
Wuhan	5 million KVA	-	-
Shanghai	-	21,200 Units	6000 Units
Guilin	6 million KVA	-	1200 Units



Our Industry



We believe that the demand for electricity distribution in China is driven by two macro trends – the growth in electricity consumption and infrastructure developments – resulting from China's industrialization and urbanization. China's economic growth underlies both of these growth drivers.

China's demand for cast resin dry type transformers has grown, albeit at a slower pace than production growth. China's dry type transformer market remained very competitive in 2012. Low prices of silicon steel, a major cost component of cast resin transformers, enabled intense price competition among transformer manufacturers. Low silicon steel prices also lowered barriers to new market entrants. The new entrants, though usually smaller than us, added capacity to the market and intensified price competition, particularly in market for standard distribution transformers. Compared to standard distribution transformers, the pricing for higher end custom transformers was more resilient. Customers of higher end custom transformers also tend to place greater emphasis on design, quality, and reliability, making them somewhat less price-sensitive. The higher end transformer market is accessible to large and high quality manufacturers, because of the engineering and manufacturing resources required to custom design and produce high quality transformers for demanding industrial and power applications.









Our Business Strategy



We faced a challenging market environment in 2012. In 2012, our annual sales revenue reached US$ 210.5 million and net income reached US$ 14.1 million, decreasing by 3.8% and 41.1%, respectively, compared to 2011 figures. We experienced intensified price competition in China, resulting from slower economic growth and historically low materials prices. We also saw a decline in orders from our largest OEM customer for cast resin transformers for wind power applications in the second half of the year. We are addressing these challenges by continuing our disciplined, measured strategy– upgrading our manufacturing capabilities, expanding our product offerings, growing our OEM customer base, and focusing on market opportunities in China.

Key Elements of Our Business Strategy

Leverage our new, state-of-the art manufacturing facility in Guilin to enhance our competitive Edge.

In January 2013, we completed construction of a cast resin transformer manufacturing facility in Guilin. Formal production at the new facility began at the end of the first quarter of 2013. The Guilin facility is our fourth and largest manufacturing facility in China. We plan to gradually ramp up production at the Guilin facility over the next two to three year period. Our target for cast resin transformers production in Guilin for 2013 is 2 to 3 million KVA. Our current estimates for the maximum annual production capacity at our Guilin facility is approximately 6 million KVA. With additional equipment and staff, we believe that the Guilin facility can support up to 12 million KVA of cast resin transformer manufacturing capacity, which would nearly double the manufacturing capacity that we had prior to the completion of the Guilin facility. We incorporated into the Guilin facility 20 years of cast resin transformer manufacturing expertise. The result is an integrated manufacturing facility that employs state-of-the art manufacturing equipment and a streamlined workflow. The Guilin facility is equipped with a sheet metal flexible manufacturing system that reduces labor required for the manufacture of enclosure panels and a coil manufacture automatic logistics system with wires AS/RS warehouse that reduces labor required for the production of transformer coils.





We also designed cast resin transformers employing fill material that reduces both the environmental impact and risk to the health of our employees during the production process. The new fill material also improves the insulation properties of our transformers. We believe that the streamlined manufacturing process, automated production equipment, and new transformer design can lower the production cost of our standard cast resin transformers by 5% to 10%. With the completion of the Guilin facility, we believe that we are currently the largest cast resin transformer manufacture in China in terms of capacity. This economy of scale will enable us to reduce the cost of inputs, improve efficiency, and compete aggressively in the market in China and abroad.



Expand and Diversify our Product Offering

We continue to expand our product offerings to address new market opportunities. From cast resin transformers, we diversified into related products including switchgears, VPI transformers and reactors, and unit substations. Over the years, we made significant progress in expanding our product offering and adapting our products to new applications through research and development and technology licensing. We also maintain licenses for the manufacture of certain VPI reactors (designed for an OEM customer's wind turbine platform) and for the manufacture of certain circuit breakers and low voltage switchboards. We believe that enriching our product portfolio will enable us to offer more comprehensive power distribution solutions to our customers, to reach into new markets, and to reduce the risk of overconcentration on one product line.

Focus on China's Growing Electric Infrastructure Market

China remained our largest market in 2012. Sales in China of approximately US$ 184.8 million accounted for 87.7% of our total sales revenue of approximately US$ 210.5 million in 2012. Despite recent moderations in China's economic growth, electricity consumption, and fixed asset investment, we believe that the macro-trends in China, namely urbanization and industrialization, will continue to drive demand for power distribution equipment. We continue to focus on the growth opportunities provided by our domestic market. As a supplier of medium voltage power distribution products, we sell to a broad customer base in both the public and private sectors for variety of utility, industrial, and infrastructure projects. We are a leading manufacturer of cast resin transformers in China and we believe that we are currently also the largest in terms of manufacturing capacity. We have both the capacity and opportunity to capitalize on growth of China's power distribution equipment market.













Grow our OEM customer base and leverage our relationships with major OEM customers to expand our global reach.

We continue efforts to expand our OEM customer base and to diversify our export sales. By integrating into the global supply chain of global OEMs, we can leverage the vast market reach of these OEM customers to effectively address a broader international market for power distribution products. Prior to 2009, we had only one OEM customer that accounted for the bulk of our export sales. In 2010, we successfully qualified as a supplier to a second and third OEM customer. From 2010 to 2012, we gradually diversified our export sales. Revenue from exports in 2012 was approximately US$ 25.7 million. Of this total, export sales to our largest OEM customer was approximately US$ 17 million, exports to our second largest OEM customers was approximately US$ 4.2 million, and exports to other customers accounted for the remaining US$ 4.5 million.

We made significant progress in expanding our OEM customer base over the past year. In 2011 and 2012, we submitted prototype cast resin transformers designed for use in wind turbines platforms to independent laboratories for testing in accordance with the qualifications requirements of a Europe-based wind turbine manufacturer. We overcame initial setbacks and the prototypes that we submitted for testing in 2012 successfully met the OEM customer's qualification requirements. In 2013, we successfully qualified as a supplier for cast resin transformers for use by OEM on certain models of wind turbines for the Chinese market. We are progressing with qualification as a supplier for cast resin transformers for use by OEM on certain models of wind turbines for international markets. We expect business with this new OEM customer to ramp up gradually as we integrate into the customer's supply chain. Counting this new OEM customer, to date, we have successfully qualified as supplier to four international OEM customers. In addition, we are progressing with the qualification process to become a supplier to two other OEM customers.

INDEX TO FINANCIAL STATEMENTS

	Pages
JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:	
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-6
Notes to Consolidated Financial Statements	F-8

Grant Thornton
致同

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (collectively the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jinpan International Limited and its subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2013 expressed an unqualified opinion thereon.

Grant Thornton

Shanghai, The People's Republic of China
April 30, 2013

Grant Thornton
致同

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited internal control over financial reporting of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (collectively the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated April 30, 2013 expressed an unqualified opinion on those financial statements.

Grant Thornton

Shanghai, The People's Republic of China
April 30, 2013

Member of Grant Thornton International Ltd
Grant Thornton 致同

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2012 and 2011

	Notes	December 31, 2012 US$	December 31, 2012 RMB	December 31, 2011 RMB
		(In thousands, except number of shares and per share data)		
Assets				
Current assets:				
Cash and cash equivalents		18,510	116,341	152,597
Restricted cash		824	5,179	2,025
Short-term investment	4	11,137	70,000	
Notes receivable		15,720	98,811	120,438
Accounts receivable, net	5	124,608	783,224	695,508
Inventories, net	6	29,565	185,829	231,087
Prepaid expenses		2,528	15,889	83,496
Land use right	7	366	2,302	2,311
Deferred tax assets		1,339	8,414	6,361
Other receivables		5,900	37,085	24,432
Total current assets		210,497	1,323,074	1,318,255
Property, plant and equipment, net	8	41,361	259,972	233,777
Construction-in-progress		29,196	183,514	15,162
Land use right	7	14,760	92,777	95,497
Goodwill		13,403	84,245	84,245
Other assets		32	201	481
Deferred tax assets	10	34	215	215
Total assets		309,283	1,943,998	1,747,632
Liabilities and shareholders' equity				
Current liabilities:				
Short-term bank loans	11	17,644	110,901	135,313
Accounts payable		25,029	157,322	143,867
Notes Payable	9	6,008	37,761	85,763
Income tax payable		1,880	11,816	14,714
Value added tax payable		3,520	22,129	10,233
Advances from customers		13,624	85,636	79,655
Commission payable		13,837	86,972	62,123
Accrued employee benefits		1,698	10,670	19,175
Government grants	12	557	3,500	11,194
Other liabilities		3,232	20,313	36,355
Total current liabilities		87,029	547,020	598,392
Commitments and contingencies	14			
Long term liability:				
Deferred Income		3,080	19,383	-
Long Term bank loans	11	26,315	165,406	9,451
Total Liabilities		116,424	731,809	607,843
Shareholders' equity:				
Convertible preferred stock, US$0.0045 par value: Authorized shares - 2,000,000 Issued and outstanding shares – none in 2012 and 2011	20	-	-	-
Common stock, US$0.0045 par value: Authorized shares – 40,000,000 Issued and outstanding shares –16,395,456 in 2012 and 16,395,456 in 2011	20	74	605	605
Common stock-warrants		-	-	6,232
Additional paid-in capital		37,374	293,724	284,936
Reserves		12,023	85,321	85,321
Retained earnings	20	123,065	840,325	770,156
Accumulated other comprehensive income		20,781	(3,504)	(3,044)
		193,317	1,216,471	1,144,206
Less: Treasury shares at cost, Common stock –215,306 in 2012 and 227,306 in 2011		(458)	(4,282)	(4,417)
Total shareholders' equity		192,859	1,212,189	1,139,789
Total liabilities and shareholders' equity		309,283	1,943,998	1,747,632

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2012, 2011 and 2010

	Notes	2012 US$	2012 RMB	2011 RMB	2010 RMB
		Year ended December 31,			
		(In thousands, except number of shares and per share data)			
Net sales	18	210,537	1,324,952	1,414,289	967,074
Costs and expenses:					
Cost of products sold		(141,747)	(892,042)	(895,473)	(591,591)
Selling and administrative		(53,903)	(339,221)	(350,822)	(273,518)
		(195,650)	(1,231,263)	(1,246,295)	(865,109)
Non operating income					
Other income, net		3,038	19,119	14,285	15,244
Interest income		185	1,163	1,282	1,187
		3,223	20,282	15,567	16,431
Non operating expenses:					
Interest expense		(1,766)	(11,115)	(8,088)	(2,078)
Income before income taxes		16,344	102,856	175,473	116,318
Income taxes	10	(2,282)	(14,363)	(21,334)	(26,314)
Net income		14,062	88,493	154,139	90,004
Other comprehensive income (loss)					
Foreign currency translation adjustment		(73)	(460)	(5,415)	(968)
Total comprehensive Income		13,989	88,033	148,724	89,036
Earnings per share					
-Basic		US$ 0.87	RMB 5.47	RMB 9.54	RMB 5.57
-Diluted		US$ 0.84	RMB 5.29	RMB 9.37	RMB 5.46
Weighted average number of shares					
-Basic		16,170,107	16,170,107	16,163,696	16,159,893
-Diluted		16,717,277	16,717,277	16,456,611	16,457,462

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2012, 2011 and 2010

	Number of treasury shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Warrants RMB	Common shares RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated Other Comprehensive Income RMB	Total RMB
						(In thousands, except for number of shares)						
Balance at January 1, 2010	(231,306)	16,395,456	-	(4,620)	6,232	605	-	281,106	31,451	609,941	3,339	928,054
Net income	-	-	-	-	-	-	-	-	-	90,004	-	90,004
Transfer to reserves									37,656	(37,656)		
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(15,431)	-	(15,431)
Exercise of stock options for cash	4,000	-		203	-	-	-	-	-	-	-	203
Employees stock-based expenses	-	-	-	-	-	-	-	1,432	-	-	-	1,432
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(968)	(968)
Balance at December 31, 2010	(227,306)	16,395,456	-	(4,417)	6,232	605	-	282,538	69,107	646,858	2,371	1,003,294
Net income	-	-	-	-	-	-	-	-	-	154,139	-	154,139
Transfer to reserves	-	-	-	-	-	-	-	-	16,214	(16,214)	-	
Cash dividends distributed ($0.14 per share)	-	-	-	-	-	-	-	-	-	(14,627)	-	(14,627)
Exercise of stock options for cash	-	-		-		-	-	-	-	-	-	-
Employees stock-based expenses	-	-	-	-	-	-	-	2,398	-	-	-	2,398
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(5,415)	(5,415)
Balance at December 31, 2011	(227,306)	16,395,456	-	(4,417)	6,232	605	-	284,936	85,321	770,156	(3,044)	1,139,789
Net income	-	-	-	-						88,493		88,493
Expired Warrants					(6,232)			6,232				-
Cash dividends distributed ($0.18 per share)										(18,324)		(18,324)
Exercise of stock options for cash	12,000			135								135
Employees stock-based expenses								2,556				2,556
Currency translation adjustments											(460)	(460)
Balance at December 31, 2012	(215,306)	16,395,456	-	(4,282)	-	605	-	293,724	85,321	840,325	(3,504)	1,212,189

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2011 and 2010

	Year ended December 31,			
	2012	2012	2011	2010
	US$	RMB	RMB	RMB
	(In thousands)			
Operating activities				
Net income	14,062	88,493	154,139	90,004
Adjustments to reconcile net income to				
net cash provided by/(used in) operating activities:				
Depreciation	5,246	33,016	27,791	24,449
Deferred income taxes	(326)	(2,053)	(895)	(3,282)
Allowance for doubtful accounts	2,733	17,198	5,562	1,725
Provision for inventories	119	748	2,508	2,307
Loss/(gain) on disposal of property, plant and equipment	(4)	(27)	121	(451)
Employee stock-based compensation	406	2,556	2,398	1,432
Changes in operating assets and liabilities				
Restricted cash	(501)	(3,155)	5,123	7,087
Accounts receivable	(16,671)	(104,914)	(200,726)	(64,678)
Notes receivable	3,437	21,627	(84,811)	14,314
Inventories	7,073	44,510	(38,016)	(22,992)
Prepaid expenses	10,743	67,606	108,162	(124,888)
Other receivables	(426)	(2,680)	(3,437)	(13,260)
Accounts payable	1,492	9,389	54,803	16,976
Notes Payable	(7,628)	(48,002)	(93,787)	145,350
Income tax	(461)	(2,899)	3,724	(1,624)
Value added tax	403	2,005	(1,239)	(27,814)
Advances from customers	951	5,982	44,428	7,950
Commission payable	3,587	24,849	(8,966)	(46,586)
Accrued employee benefits	(1,351)	(8,505)	5,592	11,401
Government grants	(24)	(150)	5,000	(3,737)
Other liabilities	(3,543)	(24,022)	38,867	(960)
Net cash provided by/(used in) operating activities	19,317	121,572	26,341	12,723
Investing activities				
Purchases of property, plant and equipment	(8,787)	(55,298)	(47,476)	(55,157)
Proceeds from sales of property, plant and equipment	29	180	201	748
Payment for construction-in-progress	(26,751)	(168,352)	(2,403)	-
Purchase of Land use right	434	2,730	(34,084)	(1,311)
Payment for investment in subsidiary	-	-	(11,535)	(200)
Increase in short term investment	(23,834)	(150,000)	-	-
Sell of short term investment	12,711	80,000	-	-
Receipt of government grant for new plant construction	3,080	19,383	-	-
Decrease in investment in Beijing Jinpan Huineng Co.	32	200	-	-
Net cash used in investing activities	(43,086)	(271,157)	(95,297)	(55,920)
Financing activities				
Proceeds from bank loans	63,218	397,841	302,382	112,476
Repayment of bank loans	(42,315)	(266,299)	(248,192)	(33,118)
Proceeds from exercise of stock options	21	135	-	203
Dividends paid	(2,912)	(18,323)	(14,626)	(15,431)
Net cash provided by/(used in) financing activities	18,012	113,354	39,564	64,130

Effect of exchange rate changes on cash	49	(25)	(311)	(187)
Net increase/(decrease) in cash and cash equivalents	(5,708)	(36,256)	(29,703)	20,746
Cash and cash equivalents at beginning of year	24,218	152,597	182,300	161,554
Cash and cash equivalents at end of year	18,510	116,341	152,597	182,300
Interest paid	1,673	10,528	8,303	1,679
Income taxes paid	3,027	19,048	17,720	31,370

The accompanying notes form an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997. The Company's securities are registered with the U.S. Securities and Exchange Commission and publicly traded on The NASDAQ Global Select Market. The Company design, manufacture and market equipment for distribution of electricity through its subsidiaries in the United States and China. The Company is also registered to conduct business in Hong Kong. The following chart illustrates our organizational structure:



Jinpan International Ltd.
100%
100%
Jinpan Electric (China) Co. Ltd.
Jinpan International USA Ltd.
85%
100%
30%
100%
Hainan Jinpan Electric Co. Ltd.
15%
Wuhan Jinpan Electric Co. Ltd.
Jinpan Electric Group (Shanghai) Co. Ltd.
Jinpan Realty Group LLC
70%
Hainan Jinpan Electric Research Co. Ltd.
Guilin Jun Tai Fu Electric Co. Ltd. (Formerly "Guilin Jun Tai Fu Construction and Development Co. Ltd.")
Jinpan Electric Group (Shanghai) Alternative Energy Equipment Co. Ltd.
Jinpan Electric Group (Shanghai) Transmission & Distribution Automation Equipment Co. Ltd.
Shanghai Dong Dian International Trading Co. Ltd.
Shanghai Pan Ding Investment Co. Ltd.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Hainan Jinpan and Jinpan China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The reporting currency of the Group is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars ("US$") using the People's Bank of China's rate of RMB 6.28 to US$1, the prevailing rate on December 31, 2012, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.29 to US$1 for the year 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 112 million held in non-US banks or financial institutions as of December 31, 2012. As of December 31, 2012, the Group held approximately RMB 9.6 million (US$ 1.5 million) cash in the United States of which RMB4.6 million (US$0.7 million) was in excess of FDIC insurance limits.. At December 31, 2012, the Group had approximately RMB 5.2 million restricted cash related to products guaranty insurance.

(c) Investments Available-for-Sale

The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of shareholders' equity.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment's financial performance (including factors such as earnings trends, dividend payments, asset quality and specific events), the near-term prospects of the investment, the financial condition and prospects of the investment's region and industry, and the Group's investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognized through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

(d) Trade Receivables

Trade receivables, which generally have 30 to 120 day terms, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers' current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when there is evidence that the likelihood of collection is not probable and it is deemed uncollectible.

(e) Notes Receivable

For accounts receivable in which payment is received in the form of short-term financial instruments, the Group classifies such accounts receivable as notes receivable. These short-term financial instruments generally mature, and thus are convertible into cash, in six months or less.

(f) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

We periodically review our inventory for excess inventory, obsolescence. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period. As of December 31, 2012 and 2011, the balance of inventories reserves was RMB 8.7 million and RMB 7.9 million respectively.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h) Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2012 represents a manufacturing factory that was under construction but was not ready for occupancy at year end and machinery under installation. Interest related to construction-in-progress of RMB 4.5 million was capitalized for the year end December 31, 2012. There is no interest related to construction-in-progress for the years ended December 31, 2011 and 2010.

(i) Impairment of Long-lived Assets

For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their respective carrying amounts. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by quoted market prices, if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount or the fair value less costs

to sell. For assets to be disposed of other than by sale, impairment losses are measured at their carrying amount less salvage value, if any, at the time the assets cease to be used.

(j) Income Taxes

The Group uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that such benefits will more-likely-than-not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The National People's Congress, China's parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies. The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Hainan Jinpan extended its status as technically advanced enterprise in 2011 and is entitled to a 15% tax rate for another three years commencing from January 2011. From 2010 to 2012, the income tax rate applicable to Jinpan China will be one half of the prevailing rate. Shanghai Jinan's income tax rate is 25% in 2011 and 2012. Shanghai T&D is taxed at 1.25% of sales in 2011 and is taxed at 25% of net income before tax in 2012. (For more information on Jinpan China's effective tax rates, see Note 10. Deferred Tax Assets and Income Taxes.)

The Group classifies tax penalties and interest expense as income tax expense.

(k) Value Added Tax

All of the Group's products sold in the PRC are subject to Chinese VAT at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing its finished products. The VAT amounts paid and available for offset are maintained in VAT Tax payables.

(l) Goodwill

We adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. The Group performed a quantitative impairment test at the end of December 31, 2012. The test concluded that the fair value is more than the carry amount of the asset. The adoption of these amended standards did not have an impact on our consolidated financial statements.

(m) Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan

and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with ASC 830, *Foreign Currency Translation*. Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders' equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year-to-year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the transaction gains and losses as reported on the Consolidated Statements of Income is insignificant for all years presented herein.

(n) Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases. Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2012, 2011 and 2010 amounted to RMB 4.3 million, RMB 3.8 million and RMB 2.9 million, respectively. The operating leases were recorded as cost of products sold or selling and administrative expense.

(o) Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. For some of our products sales in China, there are provisions that we need to provide technical support to customers before or during customers' installation of the products. This involves multi-deliverable arrangement and should be accounted for separate unit of accounting. However, the Group considers the cost associated with the technical support to customers is inconsequential and perfunctory. The Group recognizes all the revenue upon delivery of the products when the significant risks and rewards of ownership have been transferred to the buyer upon delivery as one unit of accounting.

(p) Non-Operating Income

For the Group's non-operating transactions, income is recognized as follows:

(i) interest income from bank deposits is recognized on a time proportionate basis using the principal outstanding and at the applicable interest rate; and

(ii) government grant income is recognized as a component of other income when the relevant approvals are received from the government and any grant terms are met. If management does not believe that sufficient objective and positive evidence exists to conclude that approval of the grant from government is probable, the receipt of the grant is not recognized as income.

(q) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(r) Earnings Per Common and Common Equivalent Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the

year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. The number of ordinary equivalent shares is related to outstanding stock options and warrants and is calculated using the treasury stock method.

(s) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss).

(t) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2012, 2011 and 2010 were RMB 58.8 million, RMB 68.6 million and RMB 51.4 million, respectively and all these amounts were recorded as selling and administrative expense.

(u) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 0.6 million, RMB 1.3 million and RMB 0.6 million in advertising costs during 2012, 2011 and 2010, respectively and all these amounts were recorded as selling and administrative expense.

(v) Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 28.1 million, RMB 32.6 million and RMB 24.7 million in shipping and handling costs during 2012, 2011 and 2010, respectively.

(w) Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

.

(For more information on the valuation methods used for options and warrants, see note 20(e), and (g), Warrants and Stock options Valuation respectively.)

(x) Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year. The product warranty expense incurred in each year from 2010 through 2012 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group recorded warranty expense as incurred. The Group incurred RMB 3.3 million, RMB 4.0 million, and RMB 2.6 million in product warranty expense during the years ended December 31, 2012, 2011 and 2010, respectively.

(y) New Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update No. 2012-02 Intangibles — Goodwill and Other (Topic 350): The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

(z) Fair Value Measurement

In accordance with ASC subtopic 820-10, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. Overall, establishes a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2012 and 2011:

(RMB in thousands)	Fair value at December 31, 2012	Level 1	Level 2	Level 3
Investment available-for-sale	70,000	70,000	-	-

(RMB in thousands)	Fair value at December 31, 2011	Level 1	Level 2	Level 3
Investment available-for-sale	-	-	-	-

4. INVESTMENTS AVAILABLE-FOR-SALE

Available-for-sale securities held by the Group at December 31, 2012 and 2011 were as follows:

	2012 US$	2012 RMB (In thousands)	2011 RMB
Portfolio investment			
Cost	11,137	70,000	-
Gross unrealized loss	-	-	-
Fair market value	11,137	70,000	-
Total investments available-for-sale	11,137	70,000	-

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2012 and 2011 were as follows:

	2012 US$	2012 RMB (In thousands)	2011 RMB
Accounts receivable-trade	130,750	821,826	716,912
Less: Allowance for doubtful accounts	(6,142)	(38,602)	(21,404)
Accounts receivable-net	124,608	783,224	695,508
Movement of allowance for doubtful accounts			
Beginning at January 1	(3,397)	(21,404)	(15,842)
Reversal (provided) during the year	(2,745)	(17,198)	(6,244)
Less: Written off during the year	-	-	682
	(6,142)	(38,602)	(21,404)

6. INVENTORIES, NET

Inventories of the Group at December 31, 2012 and 2011 were as follows:

	2012 US$	2012 RMB (In thousands)	2011 RMB
Finished products	22,047	138,573	143,987
Products in process	126	794	675
Raw materials	8,776	55,161	94,376
	30,949	194,528	239,038
Less: provision for inventories	(1,384)	(8,699)	(7,951)
Inventories	29,565	185,829	231,087

	2012 US$	2012 RMB (In thousands)	2011 RMB
Movement of provision for inventories			
Balance as at January 1	(1,261)	(7,951)	(5,443)
Provided during the year	(119)	(748)	(2,508)
Less: Written off during the year	-	-	-
Balance as at December 31	(1,384)	(8,699)	(7,951)

7. LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.

The Group has obtained land use right certificates for all its facilities. We amortize the land use right in Hainan and Shanghai on a straight line basis over 20 to 40 years which will expire from the year 2026 to 2051. We also amortize the land use right in Wuhan and Guilin on a straight line basis over 50 years which will expire in the year 2057 to 2061.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2012 and 2011 were as follows:

	2012 US$	2012 RMB (In thousands)	2011 RMB
Buildings	26,776	168,302	155,306
Machinery and equipment	31,414	197,452	161,915
Motor vehicles	4,055	25,486	22,761
Furniture, fixtures and office equipment	6,113	38,423	31,137
	68,358	429,662	371,119
Less: accumulated depreciation	(26,997)	(169,690)	(137,342)
	41,361	259,972	233,777

The Group's buildings are located in the PRC and USA and the land on which the Group's buildings are situated in the PRC are State-owned. The property in the U.S. is owned by Jinpan Realty, LLP, a

wholly owned subsidiary of Jinpan USA. Depreciation expense in 2012, 2011 and 2010 was RMB 33.0 million, RMB 27.9 million and RMB 24.5 million respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

9. NOTES PAYABLE

In 2012, Hainan Jinpan entered into material purchasing agreement with suppliers in China. The notes were payable to the suppliers and were unsecured, short term and non-interest bearing. As of December 31, 2012 and 2011, the balance of the note payable was RMB 37.8 million and RMB 85.8 million respectively.

10. DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New York. Jinpan USA is subject to federal tax and state tax of United States.

In accordance with the relevant PRC income tax laws, Hainan Jinpan's applicable tax rate is 25%, however, in 2008 and 2011, Hainan Jinpan was recognized as a technically advanced enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008 and 2011.

Jinpan China is subject to a 12.5% tax rate from 2010 to 2012 in accordance with PRC income tax law.

Shanghai Jinpan is taxed at deemed profit method for 2009 and 2010. The tax rate for deemed profit method is 1.25% of sales. Shanghai Jinpan is subject to a corporate income tax rate of 25% in 2011 and 2012 .

Guiline JFT tax rate is 25% in 2011 and 2012.

Pretax income (loss) for the years ended December 31, 2012, 2011 and 2010 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2012 US$	2012 RMB	2011 RMB	2010 RMB
		(In thousands)		
British Virgin Islands	(1,047)	(6,592)	(10,645)	(10,157)
United States of America	504	3,171	2,895	1,685
The People's Republic of China	16,887	106,277	183,223	124,790
	16,344	102,856	175,473	116,318

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2012 US$	2012 RMB	2011 RMB	2010 RMB
		(In thousands)		
Current				
Non-US	(2,392)	(15,058)	(21,050)	(29,404)

US	(216)	(1,358)	(1,179)	(192)
Deferred				
US	-	-	-	-
Non-US	326	2,053	895	3,282
	(2,282)	(14,363)	(21,334)	(26,314)

Deferred tax assets and deferred tax liabilities of the Group at December 31, 2012 and 2011 were as follows:

	2012	2012	2011
	US$	RMB	RMB
		(In thousands)	
Deferred tax assets -China			
Current			
Allowance for doubtful accounts	862	5,415	3,211
Inventory reserves	167	1,049	1,200
Deferred expenses	310	1,950	1,950
	1,339	8,414	6,361
Non-Current			
Depreciation	34	215	215
Total deferred tax assets-China	1,373	8,629	6,576
Deferred tax assets -USA	-	-	-
Total deferred Tax assets	1,373	8,629	6,576
Deferred tax liabilities -China		-	-
Deferred tax liabilities-USA			
Current			
Depreciation	9	56	56
Non-Current	-	-	-
Total deferred tax liabilities	9	56	56
Net deferred tax assets	1,364	8,573	6,520

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2012. At December 31, 2012, the Group does not have any net operating loss carry forward.

The reconciliation of income tax computed using the PRC statutory rate of 25% in 2012, 2011 and 2010 to actual income tax expense is as follows:

	2012	2012	2011	2010
	US$	RMB	RMB	RMB
		(In thousands)		
Computed expected income tax	4,078	25,655	48,863	26,648
Impact of tax holiday and benefit of companies in China	(1,886)	(11,858)	(27,984)	(18,339)
Effect of difference between the PRC and USA tax rate	90	566	455	(230)
Others Tax (credits)	-	-	-	18,235
	2,282	14,363	21,334	26,314

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. We evaluated the Company's overall tax positions and determined there were no material unrecognized tax benefits and there have been no material changes in unrecognized benefits since January 1, 2007. We have not filed US federal and state tax returns as of the date of this report.

11. BANK LOANS

Bank loans comprised:	2012	2012	2011
	US$	RMB	RMB
	(In thousands)		
Short-term bank loans	17,644	110,901	135,313
Long-term bank loan	26,315	165,406	9,451
Less: current portion	(17,644)	(110,901)	(135,313)
	26,315	165,406	9,451

Each of the credit line below can only be used by the specific entity that signed agreement with the banks and cannot be used by other entities within the group.

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million. As of December 31, 2012, there was RMB 45 million outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.0% per annum for the year ended December 31, 2012. This facility will expire in October 2013 and we intend to extend the facility for another year.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 120 million. As of December 31, 2012, there was no outstanding balance under this credit facility. This credit facility bears interest at the benchmark rate set by the People's Bank of China. This credit facility will expire in November 2013 and we intend to extend this credit facility

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million. This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2012, there was no outstanding balance under this credit facility. This facility will expire in October 2013 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 250 million. This credit facility bears interest at the benchmark rate set by the People's Bank of China. As of December 31, 2012, there was RMB 10 million outstanding under this credit facility with the interest rate of 6.56% per annum. This credit facility will expire in May 2013.

Shanghai Jinpan has an unsecured letter of credit facility from bank of China for RMB 120 million of which 50 million was working capital facility and RMB 70 million was letter of credit facility. This credit facility bears interest according to the benchmark rate set by bank of China. As of December 31, 2012, there was RMB 20 million outstanding balance under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. Our borrowings under this credit

facility accrued interest at an average interest rate 5.88% per annum for the year ended December 31, 2012. This credit facility will expire in April 2013 and we are in the process to extend this credit facility.

Guilin JFT has two credit facilities with the Bank of Communications – a long term credit line for fixed asset investment and a short term credit line for working capital totaling RMB 350 million. The fixed asset credit line is in the amount of RMB 210 million and carries an interest rate of People's Bank of China bench mark rate x 1.05 per annum. Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2012. Loans made under this credit line must be applied to fixed asset investment at the Company's Guilin facility and was secured by the fixed assets investment at Guilin. As of December 31, 2012, there was RMB 158 million outstanding balance under this credit facility. The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million and carries an interest rate of People's Bank of China bench mark rate x 1.05 per annum. Loans made under this credit line must be applied to the working capital of the Company's Guilin facility. The credit line has a term of two years. The loan principal must be repaid in full annually. As of December 31, 2012, there was no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. There was approximately RMB 9.4 million (US$1.5 million) outstanding as of December 31, 2012.

The table below reflects the principal balance due of Jinpan Realty and Guilin JFT for the next five years.

RMB in thousands

Year	2013	2014	2015	2016	2017	thereafter
Principal Due	1,864,	7,884,	15,447,	15,459,	30,505,	96,111,

12. GOVERNMENT GRANTS

Hainan Jinpan, Shanghai Jinpan and Jinpan China received grants in advance from the local Chinese government based on its past business performance and its investment in advance technologies which has to be pre-approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 16.2 million, RMB 13.2 million and RMB 13.1 million respectively in 2012, 2011 and 2010, respectively. During 2012, Guilin JFT received approximately RMB 19.4 million from Guilin government to subsidize the bank loan interest that occurred for fixed assets investment in Guilin. The amount we received was recorded as deferred grant revenue.

13. DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group's Chinese subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income as reported in the statutory accounts prepared in accordance with GAAP. The maximum amount of the aggregate of these reserves is 50% of its

registered capital. The Group and its subsidiaries in China reserved nil million, 16.2 million and 37.6 million for the years ended December 31, 2012, 2011 and 2010 respectively. The remaining reserve to fulfill the 50% capital requirement is approximately RMB 254.9 million at December 31, 2012.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company's board of directors. The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan. During the years ended December 31, 2012, 2011 and 2010, the directors of the Group's China subsidiaries approved the following appropriations to reserves.

(In thousands)	2012 US$	2012 RMB	2011 RMB	2010 RMB
Statutory reserve fund	-	-	16,214	37,656
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	-	-	16,214	37,656

The Company declared a cash dividend of US$0.14 per common share on January 16, 2012, which was paid in 2 installments, first on February 8, 2012 and then on July 12, 2012. The Company also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012. The Company declared cash dividend of US$0.14 per common share in 2011 and 2010 respectively. These cash dividends declared reflect the effect of 2-for–1 stock split effected in February 2010.

14. COMMITMENTS AND CONTINGENT LIABILITIES

(1) Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2022. Total lease expense for the year 2012 is RMB 4.3 million. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2012:

	(In thousands) US$	RMB
2013	545	3,425
2014	87	547
2015	71	447
2016	66	412
2017	66	412
2018 and thereafter	298	1,871
Total minimum lease payments	1,133	7,114

(2) Capital commitments

As of December 31, 2012, the Group has commitments of RMB 42.1 million for the purchase of new machinery and construction project.

(3) Employment contracts

The Group's employees in the PRC include engineers, technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in U.S. include management, administration and marketing personnel. All of the employees except U.S. employees are contract employees and have entered into renewable employment contracts with the Group's applicable entities. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2012:

	US$	RMB
	(In thousands)	
2013	5,592	35,151
2014	4,184	26,275
2015	2,286	14,356
2016	1,163	7,304
2017	1,089	6,836
2018 and thereafter	9,135	57,370
Total minimum employment contract payments	23,449	147,292

(4) Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products. Licensee expense was RMB 1.0 million, RMB 1.2 million and RMB 0.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. These amounts were recorded in the selling and administrative expense.

15. FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, accounts receivable, notes receivable, other receivables, advance from customers and bank loans

The carrying value, as reported on the Consolidated Balance Sheets, of short-term investments, accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities, or their fair values.

16. CONCENTRATION OF RISK

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, Bank of Communication, Nan-Yang commercial Bank and China Construction Bank in the PRC and Citibank, N.A. in the U.S.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers. The Group also performs ongoing credit evaluations of its customers' financial conditions and, as a result, does not require collateral for Accounts Receivable.

During 2012, the Group was dependent on two major suppliers Momentive (Hexion /Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 1.17% (0.93% in 2011) and 0.26% (1.28% in 2011) of total purchases, respectively. Additionally, the Group was dependent on two major suppliers: Wuhan Steel Processing Co., Ltd., and Thyssenkrupp Electrical Steel GmbH for silicon steel, which accounted for 12.99% (2011: 26.7%), 11.88% (2011: 11.12%) of total purchases, respectively. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., Jiangyin Copper Co., Ltd., and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 3.84% (2011: 5.02%) and 5.77% (2011: 7.06%) and 4.19% (2011: 9.42%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer. Sales to our largest customer accounted for 12.7%, 13.6% and 9.1% for years 2012, 2011 and 2010, respectively.

17. PENSION AND OTHER POST RETIREMENT BENEFITS

Jinpan USA set up a Simple IRA plan for its employees. The amounts employees contribute are tax deferred. Jinpan USA, has not made any contributions since 2006.

Hainan Jinpan, Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees. As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan. All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee's annual salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees. Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Hainan Jinpan Jinpan China and Shanghai Jinpan during the years ended December 31, 2012, 2011 and 2010 amounted to RMB 18.3 million, RMB 12.6 million and RMB 5.7 million, respectively.

18. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment based on aggregation criteria:
(1) We manufacture and sell power control and distribution equipment, including cast resin transformers, substation, reactors, and switchgears. While each type of product has a different function, all are used to control and to distribute electric power. (2) While the manufacturing techniques and equipment may vary among product types, we apply the similar production process, quality, and cost monitoring and control systems throughout our manufacturing facilities. (3) Our customer base is not differentiated by the type of products. Our customers base comprise of resellers or end users of power control and distribution equipment, including OEMs, utilities, municipal governments, industrial companies, and commercial and residential developers. Customers often procure one or more types of products we offer depending on their requirements. (4) Presently, we use the same sales team and similar distribution channels for all of

our products, because the customer base for our products are the same.

Thus, we report one operating segment based on aggregation criteria. We sell our products in the People's Republic of China, the United States, and Europe.

Geographic area data

	Year ended December 31,			
	2012 US$	2012 RMB	2011 RMB	2010 RMB
		(In thousands)		
Revenues from external customers:				
United States	17,216	108,347	125,221	48,183
Europe	9,520	59,910	44,768	28,607
PRC	183,801	1,156,695	1,244,300	890,284
	210,537	1,324,952	1,414,289	967,074
Property, Plant, and Equipment by area:				
United States	2,401	15,092	15,920	17,342
PRC	38,960	244,880	217,857	195,497
	41,361	259,972	233,777	212,839
Net Assets				
United States	6,855	43,089	34,529	22,354
PRC	186,004	1,169,100	1,105,260	980,940
	192,859	1,212,189	1,139,789	1,003,294

19 EARNINGS PER SHARE

On January 26, 2010, the Company declared a two-for one stock split to the shareholders of record as of February 5, 2010. Accordingly, all outstanding shares and per share data in all periods presented have been restated to reflect the stock split.

Basic earnings per share for the years ended December 31, 2012, 2011 and 2010 was computed by dividing net income of RMB 88.5 million, RMB 154.1 million and RMB 90.0 million respectively by the weighted average number of 16,170,107, 16,163,696 and 16,159,893 common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 was computed by dividing net income of RMB 88.5 million, RMB 154.1 million and RMB 90.0 million by the weighted average number of 16,717,277, 16,456,611 and 16,457,462 common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Warrants to purchase 200,000 shares of common stock were not included in diluted earnings per share in 2011, because the warrants were anti-dilutive based on the treasury stock method. Warrants to purchase 200,000 shares of common stock were expired in March 2012. Reconciliation of the denominator is as follows:

	2012	2011	2010
Denominator for basic earnings per share – weighted average shares	16,170,107	16,163,696	16,159,893
Effect of dilutive securities:			
Exercisable stock options	547,170	292,915	246,770
Convertible warrants	-	-	50,799
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	16,717,277	16,456,611	16,457,462

20. EQUITY

As of December 31, 2009, 424,940 common shares have been repurchased at an aggregate cost of US$0.8 million, approximately RMB 6.8 million. The Company did not purchase any of its stock in the open market from 2009 to 2012.

The Company issued 12,000, nil, and 4,000 shares respectively in 2012, 2011 and 2010 from its treasury shares to the employees who exercised their stock options.

The Company's convertible preferred stock ("preferred stock") is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. There was no outstanding preferred shares at the end of December 31, 2012.

(a) 1997 Stock Option Plan

A total of 1,000,000 common shares have been reserved for issuance under the Company's 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 1997 Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. The vesting period is determined in each stock option agreement. Options shall be fully vested and become exercisable at the date vested. The maximum term of options granted under the 1997 Stock Option Plan is 10 years. We used the intrinsic value method under APB 25 and recognized no expense for options granted under this plan.

(b) Stock option transactions under 1997 Stock Option Plan

During 2012 certain employees exercised stock options to purchase an aggregate of 12,000 shares of the Company's common stock. The Company received US$21,300 from these exercises. No options were exercised under this plan in 2010 and 2011.

(c) 2006 Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Option Plan, under which 600,000 common shares have been reserved for issuance. The 2006 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of a Common Share on the date of grant. Options shall be fully vested and become exercisable on the date of vesting. The vesting

period is determined in each stock option agreement. The maximum term of options granted under the 2006 Stock Option Plan is 10 years. We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model.

(d) Stock option transactions under the 2006 Stock Option Plan

In March 2007, the Group entered into stock option agreements with certain of its directors and employees, to purchase an aggregate of 54,500 common shares. Options granted are exercisable at the price of US$9.03 per share and expire 5 years from the dated granted. The options are not transferable other than upon death and are exercisable from the date granted.

During 2009, certain current and previous employees exercised stock options to purchase 140,334 common shares. The Company received US$ 367,238 from these exercises.

In March 2008, the Company issued options to purchase 111,000 common shares. These options are exercisable at a price of US$11.65 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The vesting dates range from the date of grant to January 1, 2011.

During 2009, certain employees exercised their options to purchase 37,300 common shares. The Company received US$ 434,545 from these exercises.

In April 2008, the Company issued options to purchase 21,500 common shares. Options granted are exercisable at the price of US$15.28 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The options vested on January 1, 2009.

In December 2009, one employee exercised an option to purchase 4,000 common shares. The Company received US$61,140 from this exercise.

In February 2009, the Company issued stock options to purchase 207,200 common shares. Options granted are exercisable at a price of US$7.68 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. There were 74,000 shares vested on January 1, 2010 and, additionally, 133,200 shares vested on February 5, 2012.

In December 2010, a director exercised a stock option to purchase 4,000 common shares. The Company received US$30,720 from this exercise.

In March 2011, the Company issued stock options to purchase 44,000 common shares. Options granted are exercisable at the price of US$ 10.83 per share and expire 5 years from the date of grant.

In March 2012, the Company issued stock options to purchase 132,166 common shares to its directors and certain employees. These options are exercisable at the price of US$ 8.34 per share and will expire on September 7, 2016.

In June 2012, one employee exercised his options to purchase 12,000 common shares. The Company received US$ 21,300 from this exercise.

(e) Warrants

In March 2007, the Company issued warrants to purchase 200,000 common shares in connection with a private placement. This warrant is exercisable at a price of US$11.65 per share and expired on March 15, 2012.

We measure the fair value of each warrant at the date of granting using the Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed to estimate the fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.

The fair value of the warrants, issued in March 2007, in the amount of RMB 6.2 million, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2007: risk-free interest rate was 4.47%, an expected dividend yield of 1.03%, the volatility factor of the expected market price of the common shares was 66.14%, and a weighted average contractual life of the warrants of 5 years.

(f) Common Shares Reserved for Options, Warrants and Preferred Stock.

	December 31, 2012	December 31, 2011
Warrants	-	200,000
Stock options	586,566	498,566
Preferred stock	-	-
Total	586,566	698,566

(g) Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The weighted-average exercise price for options outstanding as of December 31, 2012 was US$7.74. The weighted-average remaining contractual life of those options is 1.11 years.

The following assumptions were used for calculating fair value of stock options:

	December 31, 2012	December 31, 2011	December 31 2010
Risk -free interest rate	0.55% to 1.62%	1.22% to 1.62%	1.62% to 1.99%
Average expected term (years)	3	3	3
Dividend yield	1.62%	1.31%	1.62%
Expected volatility	57.73% to 68.65%	68.65% to 72.65%	60.64% to 68.65%

The Company's calculation of expected volatility for the year ended December 31, 2012 was based on the historical volatility of the Company's stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the "simplified" method in developing an estimate of expected term for stock options per ASC 718-10-S99-1. The interest rate is based on the U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(h) Option Award Activity

A summary of the Company's stock option activities, and related information for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010	
	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$
Outstanding at beginning of year	498,566	7.52	454,566	7.02	458,566	7.03
Granted	132,166	8.34	44,000	10.83	-	-
Exercised	(12,000)	1.775	-		(4,000)	7.68
Cancelled	-		-		-	
Forfeited	(32,166)		-		-	
Outstanding at the end of year	586,566	7.74	498,566	7.52	454,566	7.02
Exercisable at the year end	454,400	7.56	321,366	7.00	311,166	6.82
Weighted average grant-date fair value of options granted during the year		US$8.34	US$10.83			

A summary of the status of the Company's nonvested shares for the years ended December 31, 2012, 2011, 2010 are as follows

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value (US$)
Nonvested at January 1, 2010	242,300	8.23
Granted	-	-
Vested	(98,900)	10.87
Forfeited	-	-
Nonvested at December 31, 2010	143,400	7.96
Granted	44,000	10.83
Vested	(10,200)	11.65
Forfeited	-	-
Nonvested at December 31, 2011	177,200	8.46
Granted	132,166	8.34
Vested	(177,200)	8.46
Forfeited	-	9.035
Nonvested at December 31, 2012	132,166	US$8.34

The Company recognized approximately RMB 2.6 million, RMB 2.4 million and RMB 1.4 million of compensation cost for the years ended December 31, 2012, 2011 and 2010, respectively. No income tax benefit was recognized for the years ended December 31, 2012, 2011 and 2010. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was RMB 302,000 , RMB nil and RMB 75,000 respectively. The total intrinsic value of options outstanding during the year ended December 31, 2012 was RMB nil. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 were approximately RMB 9.4 million , RMB nil million and RMB 5.7 million respectively. Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2012 and will be recognized in future years is RMB nil.

The following table summarizes information with respect to options outstanding at December 31, 2012:

	Options Outstanding	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)
US$ 1.77	80,000	0.73
US$ 3.67	36,000	1.04
US$11.65	73,700	0.3
US$15.28	17,500	0.3
US$7.68	203,200	1.1
US$10.83	44,000	3.2
US$8.34	132,166	3.75
	586,566	1.11

21. SUBSEQUENT EVENT

a) Cash Dividend

On March 28, 2013, the Company paid a first quarter cash dividend of US$0.03 per common share for the year 2013. According to the board of directors' resolution on November 29, 2013, the company began to pay quarterly dividend in 2013.

b) Stock option

On March 4, 2013, the Company issued options to purchase 61,800 common shares to its directors and certain employees. These options are exercisable at the price of US$ 5.53 per share and will expire on March 3, 2022.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2012.

22 QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2012 and 2011 is as follows:

Fiscal 2012	Quarter First	Second	Third	Fourth
RMB				
Sales	269,251,054	351,199,883	372,661,920	331,838,948
Gross (loss) profit	99,262,292	108,260,886	124,198,653	101,188,193
Net (loss) income from continuing operations	24,969,877	14,943,698	24,726,357	23,852,861
Net (loss) income from discontinued operations	-	-	-	-
Net (loss) income	24,969,877	14,943,698	24,726,357	23,852,861
Earnings per share - Basic	1.54	0.92	1.53	1.48
Earnings per share - Diluted	1.50	0.90	1.47	1.42

Fiscal 2011	Quarter First	Second	Third	Fourth
RMB				
Sales	196,909,519	380,237,779	427,274,276	409,867,833
Gross (loss) profit	72,204,313	145,078,827	159,911,708	141,621,618
Net (loss) income from continuing operations	18,063,583	47,520,217	54,118,583	34,436,045
Net (loss) income from discontinued operations	-	-	-	
Net (loss) income	18,063,583	47,520,217	54,118,583	34,436,045
Earnings per share - Basic	1.12	2.92	3.37	2.13
Earnings per share - Diluted	1.10	2.89	3.29	2.09

For more information:

Jinpan International Limited
c/o Hainan Jinpan Electric Co. Ltd.
No. 168 Nanhai Avenue
Building No, 7
Haikou Free Trade Zone
Haikou Hainan, 570216 P.R.C.
Tel: (86)898 6681-1301
Fax: (86)898 6681-3519

Jinpan International USA Ltd.
390 Veterans Boulevard
Carlstadt, NJ 07072
Tel: (201)460-8778
Fax: (201)460-8775

Ticker Symbol: JST
Email: Jinpan@jstusa.net
Website: http://jinpaninternational.com